For the year ended (a) October 31, 1997
File number (c) 811-6443

                        SUB-ITEM 77J

            Restatement of Capital Share Account

      The Trust accounts for and reports
distributions    to   shareholders    in
accordance  with the American  Institute
of    Certified    Public   Accountants'
Statement     of     Position      93-2:
Determination, Disclosure, and Financial
Statement   Presentation   of    Income,
Capital  Gain,  and  Return  of  Capital
Distributions  by Investment  Companies.
For  the year ended October 31, 1997 the
Trust   decreased   undistributed    net
investment    income    by     $253,661,
increased   accumulated   net   realized
losses  on investments by $415,746,  and
decreased  accumulated net realized  and
unrealized  foreign currency  losses  by
$669,407   for realized foreign currency
losses  incurred during the  year  ended
October   31,   1997.   Net   investment
income,  net  realized  gains  and   net
assets were not affected by this change.